REPORT ON THE RESULTS OF THE VOTE
                  of the Annual General Shareholders Meeting of
                Open Joint Stock Company "Vimpel-Communications"
         Russian Federation, 127083, Moscow, 8 Marta street, 10, bldg.14
                       (Protocol No. 31 of June 27, 2003)

     The Annual General Shareholders Meeting (hereinafter, the "Annual General Meeting" or the "Meeting") of Open Joint Stock Company "Vimpel-Communications" (hereinafter, "VimpelCom" or the "Company") was held on June 27, 2003 by the decision of the Board of Directors of the Company on April 30, 2003.

The Annual General Meeting was conducted in form of a meeting with an option to vote on agenda items by sending to the Company the completed voting ballots.

The Meeting was held at: Moscow, 8 Marta street, 10, bldg. 14

     The total number of votes held by shareholders which participated in the Meeting was 35,865,787 constituting 76.70% of the total number of votes held by the Shareholders - holders of the voting shares. There are no invalid ballots.

     The meeting has a quorum.

          Chairman of the Meeting - Chairman of the Board of Directors - Mr. J. Lunder.
          Secretary  of the Meeting - Secretary  of the Board of Directors - Ms.
          C. Grzesiak.

The agenda of the Meeting:
-------------------------

1.   Approval of the 2002 VimpelCom Annual Report;
2. Approval of VimpelCom's Accounting Statements, including Profit and Loss Statement for 2002 (Prepared in Accordance with Russian Statutory Accounting Principles);
3. Allocation of Profits and Losses Resulting from 2002 Operations Including Non-Payment of Dividends to Holders of Shares of Common Stock and Payment of Dividends to Holders of Shares of Convertible Type A Preferred Stock;
4.   Election of the Board of Directors;
5.   Election of the Audit Commission;
6.   Approval of External Auditors;
7.   Approval of Compensation to the Members of the Board of Directors;
8.   Approval of Compensation to the Members of the Audit Commission;
9. Approval of a Series of Interested Party Transactions Relating to Debt Financing of and/or Leases to VimpelCom-Region; and
10. Approval of a Series of Interested Party Transactions with KB Impuls for Vendor Financing.

The following decisions were made by the Meeting on each agenda Item:

Item 1. Approval of the 2002 VimpelCom Annual Report.

The results of the vote on the first item:
----------------------------------------

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 46,758,801.

The number of votes held by persons who attended the Meeting in respect of this Item, is 35,865,787.

Quorum is present.

       ------------------- --------------- ----------------
               For            Against          Abstained
       ------------------- --------------- ----------------
           35,821,413          2,230             42,144
       ------------------- --------------- ----------------

The decision taken:

     To approve the 2002 VimpelCom Annual Report.

Item 2. Approval of VimpelCom's Accounting Statements, including Profit and Loss Statement for 2002 (Prepared in Accordance with Russian Statutory Accounting Principles).

The results of the vote on the second item:
------------------------------------------

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 46,758,801.

The number of votes held by persons who attended the Meeting in respect of this Item, is 35,865,787.

Quorum is present.

       ------------------- ---------------- ------------------
               For            Against            Abstained
       ------------------- ---------------- ------------------
           35,798,489          4,798               62,500
       ------------------- ---------------- ------------------

The decision taken:
------------------

     To approve VimpelCom's 2002 accounting statements, including profit and loss statement (prepared in accordance with Russian statutory accounting principles) audited by Intellect-Audit.

Item 3. Allocation of Profits and Losses Resulting from 2002 Operations Including Non-Payment of Dividends to Holders of Shares of Common Stock and Payment of Dividends to Holders of Shares of Convertible Type A Preferred Stock.

The results of the vote on the third item:
-----------------------------------------

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 46,758,801.

The number of votes held by persons who attended the Meeting in respect of this Item, is 35,865,787.

Quorum is present.

       ---------------------------- ------------------ -----------------
                       For               Against            Abstained
       ---------------------------- ------------------ ---------------=-
                   35,534,772            279,332              51,683
       ---------------------------- ------------------- ----------------

The decision taken:
------------------

     To not pay annual dividends to holders of shares of Common Stock based on 2002 results; to pay annual dividends to holders of shares of Convertible Type A Preferred Stock based on 2002 results in the amount of 0.1 kopeck per share; and to invest remaining profits resulting from 2002 operating results into the business.

Item 4. Election of the Board of Directors.

The results of the vote on the fourth item:
------------------------------------------

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 420,829,209.

The number of votes held by persons who attended the Meeting in respect of this Item, is 322,792,083.

Quorum is present.

Note: Cumulative voting procedure.
    ----------------------------------------------------------------------------
      Name of nominee proposed to be elected       Number of votes cast for each
           to the Board of Directors                  nominee
    --------------------------------------------- ------------------------------
    1. Mikhail M. Fridman                         37,332,028
    --------------------------------------------- ------------------------------
    2. Arve Johansen                              35,389,517
    --------------------------------------------- ------------------------------
    3. Pavel V. Kulikov                           35,389,367
    --------------------------------------------- ------------------------------
    4. Jo Lunder                                  37,433,436
    --------------------------------------------- ------------------------------
    5. Alexey M. Reznikovich                      35,465,192
    --------------------------------------------- ------------------------------
    6. Alex Sozonoff                              35,462,717
    --------------------------------------------- ------------------------------
    7. Terje Thon                                 35,465,042
    --------------------------------------------- ------------------------------
    8. Henrik Torgersen                           35,389,592
    --------------------------------------------- ------------------------------
    9. Natalia S. Tsukanova                       35,465,192
    ----------------------------------------------------------------------------

The decision taken:
------------------

     To elect the following members to the Board of Directors: Mikhail M. Fridman, Arve Johansen, Pavel V. Kulikov, Jo Lunder, Alexey M. Reznikovich, Alex Sozonoff, Terje Thon, Henrik Torgersen and Natalia S. Tsukanova.

Item 5. Election of the Audit Commission.

The results of the vote on the fifth item:
-----------------------------------------

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 46,758,801.

The number of votes held by persons who attended the Meeting in respect of this Item, is 35,865,787.

Quorum is present.

       ------------------------- ---------------------- ------------------------
                    For                  Against               Abstained
       ------------------------- ---------------------- ------------------------
                35,812,731                4,847                  48,209
       ------------------------- ---------------------- ------------------------

The decision taken:
------------------

     To elect the following individuals to the Audit Commission: Alexander Gersh, Knut Giske and Nigel Robinson.

Item 6. Approval of External Auditors.

The results of the vote on the sixth item:
-----------------------------------------

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 46,758,801.

The number of votes held by persons who attended the Meeting in respect of this Item, is 35,865,787.

Quorum is present.

       ------------------------------- --------------------- -------------------
                       For                   Against                Abstained
       ------------------------------- --------------------- -------------------
                   35,769,876              38,942                    56,969
       ------------------------------- --------------------- -------------------

The decision taken:
------------------

     To approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company's U.S. GAAP accounts and the firm OOO "Rosexpertiza" as the auditor of the Company's accounts prepared in accordance with Russian statutory accounting principles for the term until the annual general meeting of shareholders based on 2003 results.

Item 7.  Approval of Compensation to the Members of the Board of Directors.

The results of the vote on the seventh item:
-------------------------------------------

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 46,758,801.

The number of votes held by persons who attended the Meeting in respect of this Item, is 35,865,787.

Quorum is present.

       ---------------------- -------------------- -----------------------------
                 For               Against              Abstained
       ---------------------- -------------------- -----------------------------
             35,554,749            257,082                53,956
       ---------------------- -------------------- -----------------------------

The decision taken:
------------------

         To approve the following program of compensation for members of VimpelCom's Board of Directors:

     o    US$50,000  per year for each  independent  director and  US$20,000 per year for each director who is not independent, as well as reimbursement of any expenses incurred in connection with service on the Board;

     o for each non-employee director of VimpelCom, to establish compensation in the amount of the increased value of up to 6,000 phantom American Depositary Shares (ADSs) (based upon the closing price of an ADS of the Company quoted on the New York Stock Exchange (NYSE) on the date preceding the date of the grant of the phantom ADS and the average closing price of an ADS of the Company quoted on the NYSE for the three (3) month period immediately prior to redemption), provided that the compensation shall not exceed US$10 per ADS per year for each one-year term served by the director; provided that if a director is re-elected, he or she may choose to redeem such phantom ADSs at any time from the date of his or her re-election to the Board until the date he or she is no longer a director; provided further that the number of phantom ADSs to be granted to each member shall be set by the Board;

     o    to  approve  all  transactions   required  for  the  participation  of
          directors in the phantom ADS plan;

     o to instruct the Board to work out the detailed rules for the phantom ADS plan for directors, including the rules for calculation and payment of the compensation in accordance with the provisions of this decision;

     o to establish that this decision shall become effective from the date of its approval by the annual general meeting of shareholders; and

     o to establish that this decision shall apply to all members of the Board, including those elected (re-elected) at this annual general meeting of shareholders, until this decision is canceled or modified by a subsequent decision of the shareholders.

Item 8.  Approval of Compensation to the Members of the Audit Commission.

The results of the vote on the eighth item:
------------------------------------------

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 46,758,801.

The number of votes held by persons who attended the Meeting in respect of this Item, is 35,865,787.

Quorum is present.

       ------------------------- --------------------- -------------------------
                  For                   Against             Abstained
       ------------------------- --------------------- -------------------------
              35,629,083                173,979               62,725
       ------------------------- --------------------- -------------------------

The decision taken:
------------------

     To approve the following program of compensation for members of VimpelCom's Audit Commission: US$50,000 per year for the chairman of the Audit Commission and US$20,000 per year for each other member, as well as reimbursement of any expenses incurred in connection with service on the Audit Commission.

Item 9. Approval of a Series of Interested Party Transactions Relating to Debt Financing of and/or Leases to VimpelCom-Region.

The results of the vote on the ninth item:
-----------------------------------------

The number of votes in respect of this Item held by persons included in the list
of  those  entitled  to  participate  in  the  Meeting,   disinterested  in  the
performance of the transaction by the Company, is 23,379,386.

The number of votes held by persons who attended the Meeting in respect of this Item, disinterested in the performance of the transaction by the Company, is 12,486,372.

Quorum is present.

       ----------------------- -------------------- ----------------------------
               For                   Against               Abstained
       ----------------------- -------------------- ----------------------------
           12,333,813                35,555                 117,004
       ----------------------- -------------------- ----------------------------

The decision taken:

     To approve a series of interested party transactions to be concluded in the ordinary course of the Company's activity, pursuant to which VimpelCom will provide a combination of financing (loans and/or guarantees) and/or leases to Open Joint Stock Company "VimpelCom-Region" with maximum terms of no more than six (6) years in a total aggregate principal amount outstanding at any one time of no more than the rouble equivalent (calculated on the date of disbursing funds) of US$200 million with the specific terms and amounts to be determined by the Board of Directors of VimpelCom.

Item 10. Approval of a Series of Interested Party Transactions with KB Impuls for Vendor Financing.

The results of the vote on the tenth item:
-----------------------------------------

The number of votes in respect of this Item held by persons included in the list
of  those  entitled  to  participate  in  the  Meeting,   disinterested  in  the
performance of the transaction by the Company, is 23,379,386.

The number of votes held by persons who attended the Meeting in respect of this Item, disinterested in the performance of the transaction by the Company, is 12,486,372.

Quorum is present.

       ------------------------- ----------------------- -----------------------
                    For                 Against                Abstained
       ------------------------- ----------------------- -----------------------
                12,331,297              35,705                  119,370
       ------------------------- ----------------------- -----------------------


The decision taken:

     To approve a series of interested party transactions pursuant to which VimpelCom unconditionally and irrevocably acknowledges and guarantees to Alcatel Sel AG, or to any other holder of the deferred payment notes under a vendor financing facility, or to another vendor of telecommunications equipment or financial institution providing financing of telecommunications equipment purchases, payment by its wholly-owned subsidiary, Open Joint Stock Company "KB Impuls," of sums due under phases subsequent to Phase 25 of vendor financing granted by Alcatel Sel AG or under other financing granted by another vendor of telecommunications equipment or financial institution to Open Joint Stock Company "KB Impuls" for the supply of equipment, such guarantees to be in an aggregate amount up to the equivalent of US$100 million plus accrued interest (at a rate per annum of no more than the equivalent of LIBOR plus 3.5%) and any other amounts due under such vendor financing.

Pursuant to Order No. 143/c dated June 24, 2003 ZAO National Registry Company (located at: 6 Veresaeva Str., Moscow 121357) was charged with the functions of the Counting Commission. The following authorized persons are members of the Counting Commission: Oleg Yevgenievich Slesarevsky (chairman), Olga Vitalievna Tatarintseva (secretary), and Igor Vyacheslavovich Shamonin (member).


Chairman of the Meeting:                     __________________ J. Lunder

Secretary of the Meeting                     __________________ C. Grzesiak

June 30, 2003


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